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03 AUG 25 AM 7:21

SUPPL

Registration No. 4154

82-4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s. P.O. BOX 839 114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			

03029463

Datum *Date*	21.8.2003		
Stran *Pages*	**2 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject
Notice

Dear Sirs,

We are sending you Notice on definite rejection of the petition for bankruptcy.

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Yours Sincerely,

Flóríková

Sylva Floríková
Head of Compliance

dlw 8/25

SOCIETE GENERALE GROUP

Komerční banka, a.s., se sídlem:
Praha 1, Na Příkopě 33, č. p. 969, PSČ 114 07, Česká republika, IČ: 45317054
ZAPSANÁ V OBCHODNÍM REJSTŘÍKU VEDENÉM MĚSTSKÝCH SOUDEM V PRAZE, ODDÍL B, VLOŽKA 1360

Komercni banka, a.s.
Prague 1, Na Prikope 33, building identification number 969, post code 114 07,
Identification Number 45317054

In Prague on 21 August, 2003

NOTICE

In accordance with the Notice of 7 May and 9 June 2003 Komercni banka, a.s. is notifying that the Supreme Court of Prague confirmed the decision of the Municipal Court of Prague on rejection of the petition for bankruptcy over the assets of Komercni banka, a.s. The decision is effective.

The Board of Directors of Komercni banka, a.s.